EXHIBIT 2(K)(5)

FIRST AMENDMENT TO

SENIOR SECURED REVOLVING CREDIT AGREEMENT

THIS FIRST AMENDMENT TO SENIOR SECURED REVOLVING CREDIT AGREEMENT (this “Amendment”), dated as of April 29, 2010 (the “First Amendment Date”), is made by and among PENNANTPARK INVESTMENT CORPORATION (the “Borrower”), the financial institutions party hereto as Lenders, and SUNTRUST BANK, as administrative agent for itself and the Lenders (the “Administrative Agent”).

RECITALS:

WHEREAS, the Borrower, the Administrative Agent and the Lenders entered into that certain Senior Secured Revolving Credit Agreement, dated as of June 25, 2007 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Credit Agreement);

WHEREAS, the Borrower has requested that the Administrative Agent and the Lenders amend certain terms and provisions of the Credit Agreement; and

WHEREAS, the Administrative Agent and the Lenders are willing to amend the Credit Agreement as set forth herein, subject to the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendments to the Credit Agreement. The Credit Agreement is hereby amended as follows:

(a) Section 1.01 of the Credit Agreement is hereby amended by adding the following definitions thereto in proper alphabetical sequence:

“Cash Collateralize” shall mean, in respect of any obligations, to provide and pledge (as a first priority perfected security interest) cash collateral for such obligations in Dollars, with the Administrative Agent pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent (and “Cash Collateralization” has a corresponding meaning).

“Defaulting Lender” shall mean, at any time, a Lender as to which the Administrative Agent has notified the Borrower that (i) such Lender has failed for three (3) or more Business Days to comply with its obligations under this Agreement to make a Loan and/or to make a payment to the Issuing Bank in respect of a Letter of Credit or to the Swingline Lender in respect of a Swingline Loan (each a “funding obligation”), (ii) such Lender has notified the

Administrative Agent, or has stated publicly, that it will not comply with any such funding obligation hereunder, or has defaulted on, its obligation to fund generally under any other loan agreement, credit agreement or other financing agreement, (iii) such Lender has, for three (3) or more Business Days, failed to confirm in writing to the Administrative Agent, in response to a written request of the Administrative Agent, that it will comply with its funding obligations hereunder, or (iv) a Lender Insolvency Event has occurred and is continuing with respect to such Lender.

“Lender Insolvency Event” shall mean that (i) a Lender or its Parent Company is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors, or (ii) a Lender or its Parent Company is the subject of a bankruptcy, insolvency, reorganization, liquidation or similar proceeding, or a receiver, trustee, conservator, custodian or the like has been appointed for such Lender or its Parent Company, or such Lender or its Parent Company has taken any action in furtherance of or indicating its consent to or acquiescence in any such proceeding or appointment, or (iii) a Lender or its Parent Company has been adjudicated as, or determined by any Governmental Authority having regulatory authority over such Person or its assets to be, insolvent; provided that, for the avoidance of doubt, a Lender Insolvency Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interest in or control of a Lender or a Parent Company thereof by a Governmental Authority or an instrumentality thereof.

“Non-Defaulting Lender” means, at any time, a Lender that is not a Defaulting Lender or a Potential Defaulting Lender.

“Parent Company” means, with respect to a Lender, the bank holding company (as defined in Federal Reserve Board Regulation Y), if any, of such Lender, and/or any Person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Lender.

“Potential Defaulting Lender” means, at any time, a Lender (i) as to which the Administrative Agent has notified the Borrower that an event of the kind referred to in the definition of “Lender Insolvency Event” has occurred and is continuing in respect of any financial institution affiliate of such Lender, (ii) that has (or its Parent Company or a financial institution affiliate thereof has) notified the Administrative Agent, or has stated publicly, that it will not comply with its funding obligations under any other loan agreement or credit agreement or other similar/other financing agreement or (iii) that has, or whose Parent Company has, a non-investment grade rating from Moody’s or S&P or another nationally recognized rating agency.

“SBIC Equity Commitment” means a commitment by the Borrower to make one or more capital contributions to an SBIC Subsidiary.

“SBIC Subsidiary” means any direct or indirect Subsidiary of the Borrower licensed as a small business investment company under the Small Business Investment Act of 1958, as amended, and which is designated by the Borrower (as provided below) as an SBIC Subsidiary, so long as (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of such Subsidiary: (i) is Guaranteed by any Obligor, (ii) is recourse to or obligates any Obligor in any way (other than in respect of any SBIC Equity Commitment), or (iii) subjects any property of any Obligor, directly or indirectly, contingently or otherwise, to the satisfaction thereof, and (b) no Obligor has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Borrower shall be effected pursuant to a certificate of a Financial Officer delivered to the Administrative Agent, which certificate shall include a statement to the effect that, to the best of such officer’s knowledge, such designation complied with the foregoing conditions.

“SPE Subsidiary” means a direct or indirect Subsidiary of the Borrower to which any Obligor sells, conveys or otherwise transfers (whether directly or indirectly) Portfolio Investments, which engages in no material activities other than in connection with the purchase or financing of such assets and which is designated by the Borrower (as provided below) as an SPE Subsidiary:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is Guaranteed by any Obligor (other than Guarantees in respect of Standard Securitization Undertakings), (ii) is recourse to or obligates any Obligor in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property of any Obligor, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings or any Guarantee thereof,

(b) with which no Obligor has any material contract, agreement, arrangement or understanding other than on terms no less favorable to such Obligor than those that might be obtained at the time from Persons that are not Affiliates of any Obligor, other than fees payable in the ordinary course of business in connection with servicing receivables, and

(c) to which no Obligor has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Borrower shall be effected pursuant to a certificate of a Financial Officer delivered to the Administrative Agent, which certificate shall include a statement to the effect that, to the best of such officer’s knowledge, such designation complied with the foregoing conditions. Each Subsidiary of an SPE Subsidiary shall be deemed to be an SPE Subsidiary and shall comply with the foregoing requirements of this definition.

(b) Section 1.01 of the Credit Agreement is hereby amended by amending and restating the following definitions in their entirety as follows:

“Asset Coverage Ratio” means the ratio, determined on a consolidated basis for Borrower and its Subsidiaries, without duplication, (a) the value of total assets of the Borrower and its Subsidiaries, less all liabilities and indebtedness not represented by senior securities to (b) to the aggregate amount of senior securities representing indebtedness of Borrower and its Subsidiaries, in each case as determined pursuant to the Investment Company Act and any orders of the Securities and Exchange Commission issued to or with respect to Borrower thereunder, including, without limitation, any exemptive relief granted by the Securities and Exchange Commission with respect to the indebtedness of any SBIC Subsidiary.

“Financing Subsidiary” means an SPE Subsidiary or an SBIC Subsidiary.

“Portfolio Investment” means any Investment held by the Obligors in their asset portfolio (and solely for purposes of determining the Borrowing Base, Cash). Without limiting the generality of the foregoing, no Investment by an Obligor in any Subsidiary of such Obligor shall be considered a Portfolio Investment under this Agreement or any other Loan Document.

(c) Section 2.04 of the Credit Agreement is hereby amended by amending and restating clause (d) thereof in its entirety as follows:

(d) Resignation and Replacement of Swingline Lender. The Swingline Lender may resign and be replaced at any time by written agreement among the Borrower, the Administrative Agent, the resigning Swingline Lender and the successor Swingline Lender. The Administrative Agent shall notify the Lenders of any such resignation and replacement of the Swingline Lender. In addition to the foregoing, if a Lender becomes, and during the period it remains, a Defaulting Lender, and if any Default has arisen from a failure of the Borrower to comply with Section 2.19(a), then the Swingline Lender may, upon prior written notice to the Borrower and the Administrative Agent, resign as Swingline Lender, effective at the close of business Atlanta, Georgia time on a date specified in such notice (which date may not be less than five (5) Business Days after the date of such notice). On or after the effective date of any such resignation, the Borrower and the Administrative Agent may, by written agreement, appoint a successor Swingline Lender. The Administrative Agent shall notify the Lenders of any such appointment of a successor Swingline Lender. Upon the effectiveness of any resignation of the Swingline Lender, the Borrower shall repay in full all outstanding Swingline Loans together with all accrued interest thereon. From and after the effective date of the appointment of a successor Swingline Lender, (i) the successor Swingline Lender shall have all the rights and obligations of the replaced Swingline Lender under this Agreement with respect to Swingline Loans to be made thereafter and (ii) references herein to the term “Swingline Lender” shall be deemed to refer to such successor or to any previous Swingline Lender, or to such successor and all previous Swingline Lenders, as the context shall require. After the replacement of the Swingline Lender hereunder, the replaced Swingline Lender shall have no obligation to make additional Swingline Loans.

(d) Section 2.04 of the Credit Agreement is hereby amended by amending and restating clause (j) thereof in its entirety as follows:

(j) Resignation and/or Replacement of Issuing Bank. The Issuing Bank may resign and be replaced at any time by written agreement among the Borrower, the Administrative Agent, the resigning Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such resignation and replacement of the Issuing Bank. In addition to the foregoing, if a Lender becomes, and during the period it remains, a Defaulting Lender, and if any Default has arisen from a failure of the Borrower to comply with Section 2.19(a), then the Issuing Bank may, upon prior written notice to the Borrower and the Administrative Agent, resign as Issuing Bank, effective at the close of business Atlanta, Georgia time on a date specified in such notice (which date may not be less than five (5) Business Days after the date of such notice). On or after the effective date of any such resignation, the Borrower and the Administrative Agent may, by written agreement, appoint a successor Issuing Bank. The Administrative Agent shall notify the Lenders of any such appointment of a successor Issuing Bank. Upon the effectiveness of any resignation of the Issuing Bank, the Borrower shall pay all unpaid fees accrued for account of the resigning Issuing Bank pursuant to Section 2.11(b). From and after the effective date of the appointment of a successor Issuing Bank, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the effective resignation of the Issuing Bank hereunder, the resigning Issuing Bank, as the case may be, shall remain a party hereto and shall continue to have all the rights and obligations of the Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit.

(e) Article II of the Credit Agreement is hereby amended by adding the following Section 2.26 to the end of such Article:

“Section 2.19. Defaulting Lenders.

(a) If a Lender becomes, and during the period it remains, a Defaulting Lender or Potential Defaulting Lender, the following provisions shall apply, notwithstanding anything to the contrary in this Agreement:

(1) the Dollar LC Exposure of such Defaulting Lender and the Swingline Exposure in respect of the Dollar Commitment of such Defaulting Lender will, subject to the limitation in the first proviso below, automatically be reallocated (effective on the day such Lender becomes a Defaulting Lender) among the Non-Defaulting Lenders who are Dollar Lenders pro rata in accordance with their respective Dollar Commitments; provided that (a) the sum of each Non-Defaulting Lender’s total Revolving Dollar Credit Exposure may not in any event exceed the Dollar Commitment of such Non-Defaulting Lender as in effect at the time of such reallocation and (b) neither such reallocation nor any payment by a Non-Defaulting Lender pursuant thereto will constitute a waiver or release of any claim the Borrower, the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender may have against such Defaulting Lender or cause such Defaulting Lender to be a Non-Defaulting Lender;

(2) the Multicurrency LC Exposure of such Defaulting Lender and the Swingline Exposure in respect of the Multicurrency Commitment of such Defaulting Lender will, subject to the limitation in the first proviso below, automatically be reallocated (effective on the day such Lender becomes a Defaulting Lender) among the Non-Defaulting Lenders who are Multicurrency Lenders pro rata in accordance with their respective Multicurrency Commitments; provided that (a) the sum of each Non-Defaulting Lender’s total Revolving Multicurrency Credit Exposure may not in any event exceed the Multicurrency Commitment of such Non-Defaulting Lender as in effect at the time of such reallocation and (b) neither such reallocation nor any payment by a Non-Defaulting Lender pursuant thereto will constitute a waiver or release of any claim the Borrower, the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender may have against such Defaulting Lender or cause such Defaulting Lender to be a Non-Defaulting Lender;

(3) to the extent that any portion (the “unreallocated portion”) of the LC Exposure and Swingline Exposure of any Defaulting Lender cannot be so reallocated for any reason, or with respect to the LC Exposure and Swingline Exposure of any Potential Defaulting Lender, the Borrower will, not later than two (2) Business Days after demand by the Administrative Agent (at the direction of the Issuing Bank and/or the Swingline Lender), (a) Cash Collateralize the obligations of the Borrower to the Issuing Bank or Swingline Lender in respect of such LC Exposure or Swingline Exposure, as the case may be, in an amount at least equal to the aggregate amount of the unreallocated portion of the LC Exposure and Swingline Exposure of such Defaulting Lender or the LC Exposure and

Swingline Exposure of such Potential Defaulting Lender, or (b) in the case of such Swingline Exposure, prepay and/or Cash Collateralize in full the unreallocated portion thereof, or (c) make other arrangements satisfactory to the Administrative Agent, the Issuing Bank or the Swingline Lender in their sole discretion to protect them against the risk of non-payment by such Defaulting Lender or Potential Defaulting Lender;

(4) in addition to the other conditions precedent set forth in Section 3.2, the Issuing Bank will not be required to issue, amend or increase any Letter of Credit, and the Swingline Lender will not be required to make any Swingline Loans, unless they are satisfied that 100% of the related LC Exposure and Swingline Exposure is fully covered or eliminated by any combination satisfactory to the Issuing Bank or the Swingline Lender, as the case may be, of the following:

(i) in the case of a Defaulting Lender, the LC Exposure and Swingline Exposure of such Defaulting Lender is reallocated, as to outstanding and future Letters of Credit, to the Non-Defaulting Lenders as provided in clause (1) or clause (2) above, as applicable; and

(ii) in the case of a Defaulting Lender or a Potential Defaulting Lender, without limiting the provisions of clause (3) above, the Borrower Cash Collateralizes the obligations of the Borrower in respect of such Letter of Credit or Swingline Loan in an amount at least equal to the aggregate amount of the unreallocated obligations (contingent or otherwise) of such Defaulting Lender or Potential Defaulting Lender in respect of such Letter of Credit or Swingline Loan, or the Borrower makes other arrangements satisfactory to the Administrative Agent and the Issuing Bank or the Swingline Lender, as the case may be, in their sole discretion, to protect them against the risk of non-payment by such Defaulting Lender or Potential Defaulting Lender;

provided that (a) the sum of each Non-Defaulting Lender’s total Revolving Dollar Credit Exposure may not in any event exceed the Dollar Commitment of such Non-Defaulting Lender, (b) the sum of each Non-Defaulting Lender’s total Revolving Multicurrency Credit Exposure may not in any event exceed the Multicurrency Commitment of such Non-Defaulting Lender, and (c) neither any such reallocation nor any payment by a Non-Defaulting Lender pursuant thereto nor any such Cash Collateralization or reduction will constitute a waiver or release of any claim the Borrower, the Administrative Agent, the Issuing Bank, the Swingline Lender or any other Lender may have against such Defaulting Lender or Potential Defaulting Lender, or cause such Defaulting Lender or Potential Defaulting Lender to be a Non-Defaulting Lender;

(5) Such Defaulting Lender will not be entitled to fees accruing during such period pursuant to Section 2.11(b) (without prejudice to the rights of the Lenders other than Defaulting Lenders in respect of such fees), to the extent that a portion of the LC Exposure of such Defaulting Lender is reallocated to the Non-Defaulting Lenders pursuant to clause (1) or clause (2) above, and such fees that would have accrued for the benefit of such Defaulting Lender will instead accrue for the benefit of and be payable to such Non-Defaulting Lenders, pro rata in accordance with their respective Dollar Commitment or Multicurrency Commitment, as applicable;

(b) If the Borrower, the Administrative Agent, the Issuing Bank and the Swingline Lender agree in writing in their discretion that a Lender that is a Defaulting Lender or a Potential Defaulting Lender should no longer be deemed to be a Defaulting Lender or Potential Defaulting Lender, as the case may be, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein, the LC Exposure and the Swingline Exposure of the other Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitment, and such Lender will purchase at par such portion of outstanding Loans of the other Lenders and/or make such other adjustments as the Administrative Agent may determine to be necessary to cause the Revolving Dollar Credit Exposure and Revolving Multicurrency Credit Exposure of the Lenders to be on a pro rata basis in accordance with their respective Dollar Commitments and Multicurrency Commitments, whereupon such Lender will cease to be a Defaulting Lender or Potential Defaulting Lender and will be a Non-Defaulting Lender (and such Revolving Dollar Credit Exposure and Revolving Multicurrency Credit Exposure of each Lender will automatically be adjusted on a prospective basis to reflect the foregoing) and if any cash collateral has been posted with respect to such Defaulting Lender or Potential Defaulting Lender, the Administrative Agent will promptly return such cash collateral to the Borrower; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while such Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender or Potential Defaulting Lender to Non-Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender’s having been a Defaulting Lender or Potential Defaulting Lender.

(f) Section 6.04 of the Credit Agreement is hereby amended by amending and restating clause (e) therein in its entirety as follows:

“(e) Investments in Financing Subsidiaries so long as, after giving effect to such Investment, the Covered Debt Amount does not exceed the Borrowing Base; and”

2. Effectiveness. The effectiveness of this Amendment is subject to the following conditions precedent:

(a) receipt by the Administrative Agent of counterparts of this Amendment executed by the Borrower, the Required Lenders and the Administrative Agent; and

(b) the Borrower shall have paid to the Administrative Agent the Amendment Fee (as defined below) and all other reasonable fees and expenses required to be paid on or contemporaneously with the execution of this Amendment.

3. Amendment Fee. In consideration of the foregoing amendments, the Borrower agrees to pay to the Administrative Agent, for the ratable benefit of each Lender, an amendment fee (the “Amendment Fee”) in an amount equal to 0.125% multiplied by the aggregate Commitments of the Lenders.

4. Representations and Warranties. To induce the Administrative Agent and the Lenders to enter into this Amendment, the Borrower does hereby represent and warrant that as of the date hereof:

(a) no Default or Event of Default exists under the Credit Agreement or any of the other Loan Documents;

(b) the execution, delivery and performance of this Amendment and the transactions contemplated hereby (i) are within the Borrower’s corporate powers and have been duly authorized by all necessary corporate and, if required, by all necessary shareholder action, (ii) do not require any consent or approval of registration or filing with, or any other action by, any Governmental Authority, except for such as have been or will be obtained or made and are in full force and effect, (iii) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Borrower or any of its Subsidiaries or any order of any Governmental Authority, (iv) will not violate or result in a default in any material respect under any indenture, agreement or other instrument binding upon the Borrower or any of its Subsidiaries or assets, or give rise to a right thereunder to require any payment to be made by any such Person, and (v) will not result in the creation or imposition of any Lien on any asset of the Borrower or any of its Subsidiaries; and

(c) this Amendment has been duly executed and delivered by the Borrower and constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (ii) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5. General. This Amendment:

(a) shall be deemed to be a Loan Document;

(b) embodies the entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and inducements, whether express or implied, oral or written with respect to such subject matter; and

(c) may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart by facsimile shall be equally effective as delivery of a manually executed counterpart to this Amendment.

6. Effect on Credit Agreement. Except as expressly set forth herein, the Administrative Agent and the Lenders agree to no waiver or amendment with respect to the Credit Agreement or any other Loan Document, and the Credit Agreement and the other Loan Documents remain in full force in accordance with their respective terms. The Administrative Agent’s and the Lenders’ agreeing to the amendments contained herein does not and shall not create (nor shall Borrower rely upon the existence of or claim or assert that there exists) any obligation of the Administrative Agent or any Lender to consider or to agree to any further amendment to any Loan Document. In the event that the Administrative Agent or Lenders subsequently agree to consider any further amendment to any Loan Document, neither the amendments contained herein nor any other conduct of the Administrative Agent shall be of any force or effect on the Administrative Agent’s or Lenders’ consideration or decision with respect to any such amendment, and the Administrative Agent and Lenders shall have no further obligation whatsoever to consider or to agree to any such amendment. The Administrative Agent, on behalf of the Lenders, expressly reserves the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in all respects. The amendments agreed to herein shall not constitute a course of dealing at variance with the Credit Agreement so as to require further notice by the Administrative Agent or the Lenders to require strict compliance with the terms of the Credit Agreement and the other Loan Documents in the future. On and after the date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof”, “therein” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement, as hereby amended.

7. Expenses. Borrower shall reimburse the Administrative Agent for the Administrative Agent’s legal fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of this Amendment and all other agreements and documents contemplated hereby.

8. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

9. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective duly authorized representatives as of the date first above written.

PENNANTPARK INVESTMENT CORPORATION, as the Borrower

By:	/s/ Aviv Efrat
Name:	Aviv Efrat
Title:	Chief Financial Officer

SUNTRUST BANK, as the Administrative Agent and as a Lender

By:	/s/ William Christensen
Name:	William Christensen
Title:	Director

Chase Lincoln First Commercial Corporation, as a Lender

By:	/s/ Donna Dellosso
Name:	Donna Dellosso
Title:	Managing Director

BMO Capital Markets Financing, Inc., as a Lender

By:	/s/ Catherine Grycz
Name:	Catherine Grycz
Title:	Vice President

ING Capital LLC, as a Lender

By:	/s/ Patrick Frisch
Name:	Patrick Frisch, CFA
Title:	Managing Director